Filed by Long Island Iced Tea Corp.

pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Cullen Agricultural Holding Corp. (File No. 000-53806)

For the Related Registration Statement: File No. 333-201527

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): March 4, 2015

Cullen Agricultural Holding Corp.
(Exact Name of Registrant as Specified in Charter)

Delaware	000-53806	27-0863248
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1193 Seven Oaks Rd., Waynesboro, GA	30830
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (706) 526-4015

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☑	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

ITEM 1.01. ENTRY INTO A MATERIAL DEFINITIVE AGREEMENT.

On March 4, 2015, Cullen Agricultural Holding Corp. (“Cullen”) entered into an agreement with Long Island Brand Beverages, LLC (“LIBB”), pursuant to which Cullen agreed to extend the maturity date of three LIBB promissory notes from March 15, 2015 until March 15, 2016. The promissory notes were issued by LIBB on November 19, 2013, December 5, 2013 and April 1, 2014, in the amounts of $600,000, $600,000 and $300,000, respectively, and bear interest at 6% per annum.

Cullen is party to an Agreement and Plan of Reorganization (the “Merger Agreement”) with Long Island Iced Tea Corp., a wholly owned subsidiary of Cullen (“Holdco”), Cullen Merger Sub, Inc., a wholly owned subsidiary of Holdco (“Parent Merger Sub”), LIBB Acquisition Sub, LLC, a wholly owned subsidiary of Holdco (“LIBB Merger Sub”), LIBB and Phil Thomas and Thomas Panza, each a member of LIBB. Pursuant to the Merger Agreement, among other things, (i) Parent Merger Sub will merge with and into Cullen, with Cullen surviving as a wholly owned subsidiary of Holdco and with Cullen’s stockholders receiving newly issued shares of Holdco common stock, and (ii) LIBB Merger Sub will merge with and into LIBB, with LIBB surviving as a wholly owned subsidiary of Holdco and with the members of LIBB receiving newly issued shares of Holdco common stock.

If the proposed transactions are consummated, Holdco will become a new publicly traded company, Cullen and LIBB will become wholly-owned subsidiaries of Holdco and the stockholders of Cullen and the members of LIBB will become the stockholders of Holdco.

Additional Information

In connection with the proposed transactions, Holdco has filed a registration statement (the “Registration Statement”) and Cullen will file a proxy statement (the “Proxy Statement”) with the Securities and Exchange Commission (the “SEC”). Investors are urged to read the Registration Statement and Proxy Statement (including all amendments and supplements thereto) before they make any voting or investment decision with respect to the proposed transactions because they will contain important information. Investors may obtain free copies of the Registration Statement and Proxy Statement, when they become available, as well as other filings containing information about Cullen, Holdco and LIBB, without charge, at the SEC’s Internet site (www.sec.gov). These documents may also be obtained for free, when they become available, by directing a request to either Cullen Agricultural Holding Corp. or Long Island Iced Tea Corp., in either case c/o Paul Vassilakos, 180 Madison Avenue, Suite 1702, New York, NY 10016.

Cullen and its directors and executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Cullen’s stockholders with respect to the proposed transactions.

Information regarding Cullen’s directors and executive officers is available in Cullen’s annual report on Form 10-K for the fiscal year ended December 31, 2014, filed with the SEC on March 5, 2015. Additional information regarding the interests of such potential participants in the proposed transactions will be included in the Registration Statement filed with the SEC and Proxy Statement to be filed with the SEC in connection with the proposed transactions.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Cullen Agricultural Holding Corp. has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 9, 2015

CULLEN AGRICULTURAL HOLDING CORP.

By: /s/ Paul N. Vassilakos

Paul N. Vassilakos

Chief Executive Officer